Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2020 and 2019
Research and Development Expenses. Research and development expenses decreased by approximately 18% to approximately $9.2 million for the first six months of 2020 from approximately $11.2 million for the comparable period of 2019. The decrease was primarily due to a reduction in preclinical activities related to COM902 and the cost reduction measures announced by the Company in the first quarter of 2019, offset by an increase in expenses associated with our various Phase 1 clinical studies. Research and development expenses, as a percentage of total operating expenses, were 65% for the first six months of 2020 compared to 72% for the comparable period of 2019.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.4 million for each of the first six months of 2020 and the comparable period of 2019. Marketing and business development expenses, as a percentage of total operating expenses, were 3% for the first six months of 2020 compared with 2% for the comparable period of 2019.

General and Administrative Expenses. General and administrative expenses increased by approximately 17% to approximately $4.6 million for the first six months of 2020 from approximately $3.9 million for the comparable period of 2019. The increase is attributable mainly to various corporate related expenses and head count related expenses. General and administrative expenses, as a percentage of total operating expenses, increased to 32% for the first six months of 2020 from 25% for the comparable period of 2019.

Financial and other Income, Net. Financial and other income, net, were approximately $0.8 million for the first six months of 2020 compared with approximately $0.4 million for the comparable period of 2019. The increase is attributable to higher cash balances in the first six months of 2020 compared with the comparable period of 2019.

Taxes on Income. Tax benefit was $0 for the first six months of 2020 compared with $0.7 million in the comparable period of 2019, which resulted from a refund of withholding taxes from previous years.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $11.6 million in the first six months of 2020 compared with approximately $16.4 million in the comparable period of 2019. Net cash used during the first six months of 2020 reflects the lower level of expenses during this period following the cost reduction measures announced by the Company in the first quarter of 2019.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities during the first six months of 2020 was approximately $88.7 million compared with approximately $8.7 million net cash provided by investing activities in the comparable period of 2019. Changes in net cash provided by (used in) investing activities during these periods were attributed mainly to a higher net investment in short-term bank deposits by approximately $97 million due to the proceeds received from our underwritten public offering in March 2020, including the partial exercise of the underwriters’ option to purchase additional shares in April 2020, and proceeds received from exercises of outstanding warrants and employee share options during the first six months of 2020.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $103.5 million in the first six months of 2020 compared with $7.5 million in the comparable period of 2019. The sources of cash provided by financing activities for the first six months of 2020 consisted of proceeds received from the underwritten public offering and exercises of outstanding warrants and employee share options during the first six months of 2020, while the sources of cash provided by financing activities for the first six months of 2019 consisted of proceeds received from the sale of ordinary shares under the Company’s  ATM facility and exercises of outstanding employee share options.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2020, the Company had total cash, cash equivalents, restricted cash and short-term bank deposits of approximately $136.1 million.

ISRAEL INNOVATION AUTHORITY

The government of Israel encourages research and development projects in Israel through the Israel Innovation Authority, or the IIA, pursuant to and subject to the provisions of the Israeli Law for the Encouragement of Industrial Research and Development of 1984, or the R&D Law. Under the R&D Law, research and development projects which are approved by the Research Committee of the IIA are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed within the framework of such approved project and subject to compliance with certain requirements and restrictions under the R&D Law, which must generally continue to be complied with even following full repayment of all IIA grants.

We received grants from the IIA for several projects and may receive additional grants in the future. Under the terms of the grants received, we are required to pay royalties ranging between 3% to 5% of the revenues we generate from our products which were originated from technologies financed by such grants, until 100% of the dollar value of the grant is repaid (plus LIBOR interest applicable to grants received on or after January 1, 1999). As of June 30, 2020, we received grants from the IIA in the principal amount of $7.3 million. Therefore, our contingent obligation for royalties, net of royalties already paid in the sum of $1.6 million, along with the accumulated LIBOR interest of approximately $3.6 million, totaled approximately $9.3 million as of June 30, 2020.

In addition, the Company participated in four MAGNET Consortium programs - Drugs and Diagnostic Kits (“DAAT”) Consortium, Tevel Biotechnology Consortium, Pharmalogica Consortium and Rimonim Consortium. The total amount that we received for these four MAGNET programs is approximately $2.1 million. The Company also participated in two MAGNETON programs, where the total amount that we received for these two MAGNETON Programs is approximately $0.5 million. The grants described in this paragraph do not bear any royalty obligations, but as the R&D Law applies to these programs, the restrictions on transfer of know-how or manufacturing outside of Israel, do apply.